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DELAWARE LIFE INSURANCE COMPANY

[Service Address

P.O. Box 758581

Topeka, KS 66675-8581

1-877-253-2323

www.delawarelife.com]

Highest Anniversary Value (“HAV”) Death Benefit Rider

This Rider is attached to and made part of the contract as of the Issue Date and the provisions of this Rider apply in lieu of any contract provision to the contrary.

This Rider provides a death benefit that replaces the death benefit provided in the contract. The determination of the death benefit and how it can change are described herein.

The Death Benefit Amount described in this Rider is payable only when the death benefit is payable under the terms of the contract. The Death Benefit Amount cannot be withdrawn prior to the Death Benefit Date, as defined in the contract.

The purpose of this Rider is to provide a guaranteed minimum death benefit amount. This Rider will terminate upon assignment or a change in ownership of the Contract unless the ownership change meets certain requirements specified in the “Termination of Rider” provision.

Signed for Delaware Life Insurance Company at its office in [Waltham, MA].

[ ] [Michael S. Bloom] Secretary	[ ] [Daniel J. Towriss] President

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DEFINITIONS

Capitalized terms not defined in this Rider are defined in the contract.

References in this Rider to “receipt”, “receives”, or “received” by the Company mean receipt in good order at our Service Address shown on the cover page of this Rider, or at such other location (and by any such means) we identify as acceptable to us.

Covered Person:  Except as provided herein, the oldest Owner, or the oldest Annuitant if the Owner is not a natural person, on the Issue Date as shown on the applicable Additional Benefit Specifications Page.

Death Benefit Amount:  The amount of the death benefit payable in accordance with the terms of this Rider.

Designated Investment Option:  Any Investment Option that the Company makes available for use with this Rider.

Rider Fee:  The charge for this Rider, calculated by multiplying the Rider Fee Rate by the HAV Value on the last day of each Rider Quarter.

Rider Fee Rate:  The rate used to calculate the Rider Fee. The Rider Fee Rate is shown on the applicable Additional Benefit Specifications Page.

Rider Quarter:  A three-month period with the first Rider Quarter beginning on the Issue Date.

RIDER TERMS AND PROVISIONS

The following provision replaces the contract provision titled “Amount of Death Benefit”:

Amount of Death Benefit

The Death Benefit Amount is determined as of the Death Benefit Date, and is equal to the higher of:

(a)	The Contract Value; and
(b)	The HAV Value which is the higher of (i) the total Purchase Payments, adjusted as described below for any partial withdrawals; and (ii) the highest Contract Value on any Contract Anniversary before the Covered Person’s 81st birthday adjusted as described below for any Purchase Payments and any partial withdrawals made between such Contract Anniversary and the Death Benefit Date.

If the HAV Value is higher than the Contract Value as of the Death Benefit Date, the Company will allocate an additional amount equal to the difference between the Contract Value and the HAV Value to the Subaccounts based on their respective values as of the Death Benefit Date.

Effect of Purchase Payments and Partial Withdrawals

If any Purchase Payments are made after the highest Contract Value has been determined but before the Owner’s death, then the total Purchase Payments used to calculate the HAV Value will be increased by the amount of each Purchase Payment on the date it is received.

If any partial withdrawals are made, each partial withdrawal will reduce the HAV Value in the same proportion as the Contract Value is reduced by the partial withdrawal. The reduction in HAV Value may be more than the amount of the partial withdrawal.

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A partial withdrawal will reduce your HAV Value such that the HAV Value after the withdrawal is equal to:

A x (1 – (B/C))

Where:

•	A is the HAV Value before the partial withdrawal;
•	B is the amount of the partial withdrawal including any Withdrawal Charges; and
•	C is the Contract Value before the partial withdrawal.

While this Rider is in effect, you may not choose the Designated Investment Options from which the partial withdrawal will be deducted. All withdrawals will be deducted pro rata from each Designated Investment Option to which the Contract Value is allocated on the effective date of the withdrawal.

Rider Fee

On the last day of each Rider Quarter, the Rider Fee is calculated by multiplying the Rider Fee Rate by the HAV Value and deducted pro-rata from each Designated Investment Option to which the Contract Value is allocated on that date. If this Rider terminates on any day except the last day of the Rider Quarter, we will deduct a proportionate amount of the Rider Fee to reflect the time elapsed between the first day of the current Rider Quarter and the day the Rider terminates. After this Rider is terminated, the Rider Fee is also terminated.

The Rider Fee will continue to be deducted until the earlier of the Annuity Income Date and the termination of this Rider.

Designated Investment Options

While this Rider is in effect, all Purchase Payments and your entire Contract Value must be allocated only among the Designated Investment Options in compliance with specified minimum and maximum percentages for each category of Designated Investment Options. The Company establishes the categories of Designated Investment Options and determines the investment category classification for each Designated Investment Option. The Designated Investment Options and categories are shown on the applicable Additional Benefit Specifications Page. At any time, subject to the minimum and maximum percentage requirements, the Owner may reallocate the Contract Value among the then current Designated Investment Options in accordance with the Transfer Privilege provision of the contract.

The Contract Value will be rebalanced automatically at the end of each Rider Quarter in accordance with your current allocation instructions.

The Company reserves the right, upon written notice to you, to (1) change the available Designated Investment Options, (2) change the percentages that may be allocated to the Designated Investment Options, (3) change the investment category classification of any Designated Investment Option, and (4) determine the appropriate investment category classification for any new Designated Investment Option. Any time there is a change in the Designated Investment Options, the Contract Value will remain in the previously available Designated Investment Options. However, in the event that you subsequently submit a transfer request or Purchase Payment, the entire Contract Value must be reallocated only among the Designated Investment Options then available in compliance with the minimum and maximum percentages then specified in order to keep this Rider in force. Any transfer or allocation of Purchase Payments other than among Designated Investment Options in compliance with the permissible percentage allocations will result in termination of this Rider.

Spousal Continuation

If the sole designated Beneficiary is the surviving spouse of a deceased Owner who is also a Covered Person under this Rider, the spouse can elect to continue the contract in the spouse’s own name as Owner and retain this Rider as Covered Person, in which case the death benefit provided by this Rider will apply only on the surviving spouse’s death.

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The right to continue this Rider upon spousal continuation of the contract may be exercised only once. If the surviving spouse remarries then dies neither the contract nor this Rider may be continued.

Reports

The Company will send a report to the Owner at least once each Contract Year that shows the Death Benefit Amount at the end of the current report period.

Termination of Rider

Termination of this Rider will occur upon the earliest of:

•	The date we approve the Owner’s request to terminate this Rider;
•	The date of any transfer or allocation of Purchase Payments other than to the then current Designated Investment Options in accordance with the permissible percentage allocations;
•	An ownership change that has the effect of changing the Covered Person except as described above in the Spousal Continuation provision;
•	The Annuity Income Date under the contract; or
•	Termination of the contract.

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